FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/7/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing that Ternium postpones annual and extraordinary general meeting of shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Executive Officer

Dated: April 7, 2020

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Postpones Annual and Extraordinary General Meeting of Shareholders

Luxembourg, April 7, 2020 – Ternium S.A. (NYSE: TX) announced today that in light of the current economic uncertainty originated by the COVID-19 pandemic, Ternium’s board of directors has resolved to postpone the company’s annual and extraordinary general meetings of shareholders, originally to be held in Luxembourg on April 27, 2020. The proxy materials issued by the company on March 20, 2020 for such general meetings are withdrawn and canceled for all purposes.

The company intends to convene its annual and extraordinary general meetings of shareholders to be held on June 5, 2020 and to issue new proxy materials on April 28, 2020. Ternium’s board of directors will take this time to assess its liquidity needs and review its previously-announced annual dividend proposal for fiscal year 2019, which may be modified if deemed appropriate.

Ternium expects for the first quarter of 2020 to report shipments and operating results roughly in line with the guidance provided in its February 18, 2020 results press release, and to continue showing a strong financial position. Given the uncertainty surrounding the development of the COVID-19 pandemic and its implications, Ternium is not in a position to forecast at this time the effect that the pandemic may have on the industry nor its impact on Ternium’s operating results, cash flows or financial condition beyond the first quarter of 2020.

“We have taken decisive measures to protect the health and safety of our employees, customers and suppliers, in addition to steps to ensure the continued strength of our business,” said Máximo Vedoya, Chief Executive Officer of Ternium. “These are unsettling times and we are operating under different social and business restrictions in each of our markets, but we are confident that we have the operational flexibility, expertise and financial strength to navigate through them and return to growth once economic activity normalizes.”

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.